===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                               (Amendment No. 2)*


                             EVOLVE SOFTWARE, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30049P104
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                     Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000

                                October 9, 2001
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

===============================================================================

CUSIP No. 30049P104                     13D

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity VIII, L.P.         I.R.S. #13-416869
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS*

              WC
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                                        7        SOLE VOTING POWER
                                                 0
                                        ---------------------------------------
                                        8        SHARED VOTING POWER
               NUMBER OF SHARES                  50,003,298(1)
          BENEFICIALLY OWNED BY EACH    ---------------------------------------
            REPORTING PERSON WITH       9        SOLE DISPOSITIVE POWER
                                                 0
                                        ---------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                 50,003,298(1)
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,003,298(1)
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.1%(2)
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     14       TYPE OF REPORTING PERSON*

              PN
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                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

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---------
     (1) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of November 12, 2001 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on November 14, 2001), shares issuable upon conversion of Series A Preferred stock issued and outstanding on the date hereof and including shares issuable within 60 days to the Reporting Persons.

CUSIP No. 30049P104                     13D

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      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.                           I.R.S. #13-6358475
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
                                        ---------------------------------------
                                        8        SHARED VOTING POWER
               NUMBER OF SHARES                  50,003,298(1)
          BENEFICIALLY OWNED BY EACH    ---------------------------------------
            REPORTING PERSON WITH       9        SOLE DISPOSITIVE POWER
                                                 0
                                        ---------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                 50,003,298(1)
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,003,298(1)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.1%(2)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

-------------------------------------------------------------------------------

---------

     (1) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of November 12, 2001 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on November 14, 2001) and including shares issuable within 60 days to the Reporting Persons.

CUSIP No. 30049P104                     13D

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      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC                             I.R.S. #13-3536050
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
                                        ---------------------------------------
                                        8        SHARED VOTING POWER
               NUMBER OF SHARES                  50,003,298(1)
          BENEFICIALLY OWNED BY EACH    ---------------------------------------
            REPORTING PERSON WITH       9        SOLE DISPOSITIVE POWER
                                                 0
                                        ---------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                 50,003,298(1)
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,003,298(1)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.1%(2)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

-------------------------------------------------------------------------------

---------
     (1) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of November 12, 2001 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on November 14, 2001) and including shares issuable within 60 days to the Reporting Persons.

     This Amendment No. 2 ("Amendment No. 2") to that certain statement on
Schedule 13D of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") filed on October 3, 2001 (the "Original Statement") and amended on October 17, 2001 (the "Amended Statement" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment is being filed to reflect the expiration of the voting agreement, previously described in the Statement, between the Reporting Persons and certain other stockholders of the Company.

     Items 5 and 6 of the Statement are hereby amended and restated in their entirety as follows:

     Item 5. Interest in Securities of the Issuer.

     (a) Assuming (i) exercise of all Preferred Stock Warrants issued to WP VIII; (ii) full conversion of the shares of Series A Preferred Stock issued to WP VIII at the closing and issuable pursuant to the Preferred Stock Warrants and (iii) full exercise for cash of all Common Stock Warrants issuable to WP VIII at the closing and upon exercise of the Preferred Stock Warrants, WP VIII may be deemed to beneficially own 50,000,000 shares of Common Stock, representing approximately 55.1% of the outstanding shares of Common Stock, based on the 40,830,111 shares of Common Stock outstanding as of November 12, 2001 (which number was represented by the Company in its 10-Q filed with the Securities and Exchange Commission on November 14, 2001), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 50,000,000 shares of Common Stock, representing approximately 55.1% of the outstanding Common Stock. Until such time as the Common Stock Warrant and the Preferred Stock Warrants are exercised, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable thereon.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 50,003,298 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)   Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As marked, the Purchase Agreement and the agreements, contemplated thereby were entered as of September 23, 2001 and is described in Item 3, Item 4 and
Item 5 elsewhere in this Statement.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

     Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement*

     2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

     3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     4.   Form of Warrant to Purchase Shares of Common Stock.*

     5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

     6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

     7.   Power of Attorney.*

---------
     * Previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2002               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                       By: Warburg, Pincus & Co.,
                                           General Partner

                                           By: /s/ Scott Arenare
                                              ---------------------------------
                                              Name:  Scott Arenare
                                              Title: Partner

Dated:  February 5, 2002               WARBURG PINCUS & Co.

                                           By: /s/ Scott Arenare
                                              ---------------------------------
                                              Name:  Scott Arenare
                                              Title: Partner

Dated:  February 5, 2002               WARBURG PINCUS LLC

                                           By: /s/ Scott Arenare
                                              ---------------------------------
                                              Name:  Scott Arenare
                                              Title: Managing Director

                                                                     SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP, AND POSITIONS
      NAME                               WITH THE REPORTING ENTITIES

Joel Ackerman           Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare        Partner of WP; Member and Managing Director of WP LLC
Gregory Back            Partner of WP; Member and Managing Director of WP LLC
David Barr              Partner of WP; Member and Managing Director of WP LLC
Larry Bettino           Partner of WP; Member and Managing Director of WP LLC
Harold Brown            Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney          Partner of WP; Member and Managing Director of WP LLC
Samantha C. Chen        Partner of WP; Member and Managing Director of WP LLC
Mark Colodny            Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt         Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter        Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis           Partner of WP; Member and Managing Director of WP LLC
Stephen Distler         Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross     Partner of WP; Member and Senior Managing Director
                          of WP LLC
Patrick T. Hackett      Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris       Partner of WP; Member and Senior Managing Director of
                          WP LLC
William H. Janeway      Partner of WP; Member and Vice Chairman of WP LLC
Peter R. Kagan          Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye         Partner of WP; Member and Executive Managing Director
                          of WP LLC
Henry Kressel           Partner of WP; Member and Senior Managing Director of
                          WP LLC
Joseph P. Landy         Partner of WP; Member and Executive Managing Director
                          of WP LLC
Sidney Lapidus          Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee             Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff        Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz     Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz       Partner of WP; Member and Managing Director of WP LLC
Nancy Martin            Partner of WP; Member and Managing Director of WP LLC
Edward J. McKinley Partner of WP; Member and Managing Director of WP LLC Rodman W. Moorhead III Partner of WP; Member and Managing Director of WP LLC
James Neary             Partner of WP; Member and Managing Director of WP LLC
Howard H. Newman        Partner of WP; Member and Vice Chairman of WP LLC
Gary D. Nusbaum         Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak            Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus        Managing Partner of WP; Managing Member, Chairman and
                          Chief Executive Officer of WP LLC
Stan Raatz              Partner of WP; Member and Managing Director of WP LLC
John D. Santoleri       Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider     Partner of WP; Member and Managing Director of WP LLC

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP, AND POSITIONS
      NAME                               WITH THE REPORTING ENTITIES

Barry Taylor            Partner of WP; Member and Managing Director of WP LLC
Wayne W. Tsou           Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein      Partner of WP; Member and President of WP LLC
Elizabeth H. Weatherman Partner of WP; Member and Managing Director of WP LLC
David Wenstrup          Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman       Partner of WP; Member and Managing Director of WP LLC
Pincus & Co.*
NL & Co.**

---------
 * New York limited partnership; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP.

                               MEMBERS OF WP LLC
                               -----------------

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP, AND POSITIONS
      NAME                               WITH THE REPORTING ENTITIES

Joel Ackerman           Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare        Member and Managing Director of WP LLC; Partner of WP
Gregory Back            Member and Managing Director of WP LLC; Partner of WP
David Barr              Member and Managing Director of WP LLC; Partner of WP
Larry Bettino           Member and Managing Director of WP LLC, Partner of WP
Frank M. Brochin (1)    Member and Managing Director of WP LLC
Harold Brown            Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney          Member and Managing Director of WP LLC; Partner of WP
Samantha C. Chen        Member and Managing Director of WP LLC; Partner of WP
Mark Colodny            Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt         Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter        Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis           Member and Managing Director of WP LLC; Partner of WP
Stephen Distler         Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa (2)    Member and Managing Director of WP LLC
Makoto Fukuhara (2)     Member and Managing Director of WP LLC
Stewart K. P. Gross     Member and Senior Managing Director of WP LLC;
                          Partner of WP
Alf Grunwald (3)        Member and Managing Director of WP LLC
Patrick T. Hackett      Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris       Member and Senior Managing Director of WP LLC;
                          Partner of WP
Sung-Jin Hwang (4)      Member and Managing Director of WP LLC
Roberto Italia (5)      Member and Managing Director of WP LLC
William H. Janeway      Member and Vice Chairman of WP LLC; Partner of WP
Peter R. Kagan          Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye         Member and Executive Managing Director of WP LLC;
                          Partner of WP
Rajesh Khanna (6)       Member and Managing Director of WP LLC
Henry Kressel           Member and Senior Managing Director of WP LLC;
                          Partner of WP
Rajiv B. Lall (6)       Member and Managing Director of WP LLC
Joseph P. Landy         Member and Executive Managing Director of WP LLC;
                          Partner of WP
Sidney Lapidus          Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee             Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff        Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz     Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz       Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock(7)  Member and Managing Director of WP LLC
John W. MacIntosh(8)    Member and Managing Director of WP LLC
Nancy Martin            Member and Managing Director of WP LLC; Partner of WP
Edward J. McKinley Member and Managing Director of WP LLC; Partner of WP Rodman W. Moorhead III Member and Managing Director of WP LLC; Partner of WP
James Neary             Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman        Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum         Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak            Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus        Managing Member, Chairman and Chief Executive Officer
                          of WP LLC; Managing Partner of WP
Pulak Chandan Prasad(6) Member and Managing Director of WP LLC
Stan Raatz              Member and Managing Director of WP LLC; Partner of WP
John D. Santoleri       Member and Managing Director of WP LLC; Partner of WP

                         -----------------------------

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP, AND POSITIONS
      NAME                               WITH THE REPORTING ENTITIES

Steven G. Schneider     Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (8)    Member and Managing Director of WP LLC
Melchior Stahl (3)      Member and Managing Director of WP LLC
Chang Q. Sun (9)        Member and Managing Director of WP LLC
Barry Taylor            Member and Managing Director of WP LLC, Partner of WP
Wayne W. Tsou           Member and Managing Director of WP LLC, Partner of WP
John L. Vogelstein      Member and President of WP LLC; Partner of WP
Elizabeth H. Weatherman Member and Managing Director of WP LLC; Partner of WP
David Wenstrup          Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (7)     Member and Managing Director of WP LLC
Rosanne Zimmerman       Member and Managing Director of WP LLC; Partner of WP
Pincus & Co.*


(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China


* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                 Exhibit Index

1.   Joint Filing Agreement*

2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

3.   Form of Form A Subscription Warrant and Form of Form B Subscription
     Warrant.*

4.   Form of Warrant to Purchase Shares of Common Stock.*

5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

7.   Power of Attorney.*

---------
* Previously filed